Filed by SL BIO Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Space Acquisition II Corp.

Commission File No.: 333-292214-01

Date: February 3, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2026

HORIZON SPACE ACQUISITION II CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42406	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1412 Broadway
21st Floor, Suite 21V
New York, NY 10018
(Address of principal executive offices)

Tel: (646) 257-5537
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one ordinary share, $0.0001 par value, and one Right to acquire one-tenth of one ordinary share	HSPTU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	HSPT	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one ordinary share	HSPTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Additional Definitive Proxy Solicitation Materials

On January 13, 2026, Horizon Space Acquisition II Corp. (“HSPT”) filed a definitive proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (as amended and supplemented, the “Definitive Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) for the solicitation of proxies in connection with an extraordinary general meeting (the “Business Combination Meeting”) of HSPT’s shareholders to be held on February 12, 2026 in connection with the proposed business combination (the “Business Combination”) between HSPT and SL BIO Ltd., a Cayman Islands exempted company limited by shares (“SL Bio”).

On February 3, 2026, HSPT issued a press release clarifying the redemption process for (i) the Business Combination Meeting, and (ii) the extraordinary general meeting for its proposed amendments to HSPT’s current amended and restated memorandum and articles of association, and the Investment Management Trust Agreement (collectively, the “Extension Proposals”), to extend the deadline to complete its initial business combination, which will be held on February 13, 2026 (the “Extension Meeting”):

Clarification of Redemption Process in Connection with the Business Combination Meeting and the Extension Meeting

For HSPT’s public shareholders,  if you previously elected to redeem your public shares in connection with the Business Combination Meeting and you want to ensure such public shares are redeemed in the event that either the Business Combination is consummated or the Extension Proposals are implemented, you must (or must direct your bank, broker or other nominee to) instruct HSPT’s transfer agent to redeem such public shares in connection with the Extension Proposals no later than 5:00 p.m. Eastern Time on February 11, 2026, the deadline to make redemption election for the Extension Meeting.

However, there is no assurance that HSPT will hold the Extension Meeting and implement the Extension Proposals. If HSPT does not hold the Extension Meeting and does not implement the Extension Proposals, any public shares originally submitted for redemption in connection with the Business Combination Meeting and also instructed to be redeemed in connection the Extension Meeting will be automatically subject to redemption in connection with the consummation of the Business Combination, unless you withdraw such redemption request. However, if you only elect to redeem your public shares in connection with the Extension Meeting (and you did not previously submit such public shares for redemption in connection with the Business Combination Meeting), your public shares will not be redeemed if HSPT does not hold the Extension Meeting and does not implement the Extension Proposals.

No Change to Other Meeting Information

There is no change to the meeting time, the redemption deadline, the location, the record date, the purpose or any of the proposals to be acted upon at the Business Combination Meeting. The meeting time of the Business Combination Meeting remains at 9:00 a.m. Eastern Time, February 12, 2026, and the redemption deadline in connection with the Business Combination Meeting remains at 5:00 p.m. Eastern Time, February 10, 2026. The physical location of the Business Combination Meeting remains at the offices of Robinson & Cole LLP, 666 Third Avenue, 20th Floor, New York, NY 10017, and virtually via teleconference using the dial-in information: +1 813-308-9980 (Access Code: 173547). The record date for determining the Company’s shareholders entitled to receive notice of and to vote at the Business Combination Meeting remains the close of business on December 29, 2025 (the “Record Date”). Shareholders as of the Record Date can vote, even if they have subsequently sold their shares. Shareholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Shareholders who have not yet done so are encouraged to vote as soon as possible.

If you have questions regarding the certification of your position or delivery of your shares, please contact:

VStock Transfer, LLC
18 Lafayette Place, Woodmere,
New York 11598
Email: action@vstocktransfer.com
Attn: Action Team

HSPT’s shareholders who have questions regarding the Business Combination Meeting or the impact on the votes casted, or would like to request documents may contact HSPT’s proxy solicitor, Advantage Proxy, Inc., at (877) 870-8565, or banks and brokers can call (206) 870-8565, or by email at ksmith@advantageproxy.com.

A copy of the press release is attached hereto as Exhibit 99.1. The information in Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of HSPT and SL Bio to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in HSPT’s Annual Report on Form 10-K filed with the SEC on March 27, 2025 (the “Form 10-K”), HSPT’s final prospectus dated November 14, 2024 filed with the SEC (the “Final Prospectus”) related to its initial public offering, the Definitive Proxy Statement dated January 13, 2026 filed with the SEC and the amendments and supplements thereto in connection with the Business Combination, and in other documents filed by HSPT with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: SL Bio’s or the combined company’s limited operating history; the ability of SL Bio or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of SL Bio or the combined company; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by HSPT’s shareholders; the ability to meet stock exchange’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Definitive Proxy Statement and the amendments and supplements thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

SL Bio, PubCo (as defined below) and HSPT each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of SL Bio, PubCo or HSPT with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, SL Science Holding Limited, a Cayman Islands exempted company limited by shares (“PubCo”) has filed with the SEC the registration statement on Form F-4 (the “Registration Statement”), which includes the Definitive Proxy Statement containing information about the proposed Business Combination. The Registration Statement was declared effective on January 13, 2026, and the Definitive Proxy Statement is first being mailed to HSPT’s shareholders as of the Record Date established for voting on the proposed Business Combination on or about January 13, 2026.

In connection with the proposed Extension Proposals, HSPT has filed with the SEC the definitive proxy statement dated February 3, 2026 (the “Extension Proxy Statement”), and the Extension Proxy Statement is first being mailed to HSPT’s shareholders as of the Record Date established for voting on the proposed Extension Proposals on or about February 3, 2026.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT, THE EXTENSION PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of HSPT will also be able to obtain copies of the Definitive Proxy Statement without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, SL Bio, HSPT and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from HSPT’s shareholders with respect to the proposed Business Combination. Information regarding HSPT’s directors and executive officers is available in HSPT’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise are contained in the Definitive Proxy Statement.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated February 3, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Horizon Space Acquisition II Corp.

By:	/s/ Mingyu (Michael) Li
Name:	Mingyu (Michael) Li
Title:	Chief Executive Officer

Date: February 3, 2026

Exhibit 99.1

Horizon Space Acquisition II Corp. Clarifies Redemption Process for Business Combination Shareholder Meeting and Extension Shareholder Meeting

New York, NY, Feb. 03, 2026 (GLOBE NEWSWIRE) -- Horizon Space Acquisition II Corp. (the “Company” or “HSPT”) (NASDAQ: HSPT) today clarified the redemption process for (i) the extraordinary general meeting for its proposed business combination (the “Business Combination”) with SL BIO Ltd. (“SL Bio”), which will be held on February 12, 2026 (the “Business Combination Meeting”), and (ii) the extraordinary general meeting for its proposed amendments to HSPT’s current amended and restated memorandum and articles of association, and the Investment Management Trust Agreement (collectively, the “Extension Proposals”), to extend the deadline to complete its initial business combination, which will be held on February 13, 2026 (the “Extension Meeting”).

Clarification of Redemption Process in Connection with the Business Combination Meeting and the Extension Meeting

For HSPT’s public shareholders,  if you previously elected to redeem your public shares in connection with the Business Combination Meeting and you want to ensure such public shares are redeemed in the event that either the Business Combination is consummated or the Extension Proposals are implemented, you must (or must direct your bank, broker or other nominee to) instruct HSPT’s transfer agent to redeem such public shares in connection with the Extension Proposals no later than 5:00 p.m. Eastern Time on February 11, 2026, the deadline to make redemption election for the Extension Meeting.

However, there is no assurance that HSPT will hold the Extension Meeting and implement the Extension Proposals. If HSPT does not hold the Extension Meeting and does not implement the Extension Proposals, any public shares originally submitted for redemption in connection with the Business Combination Meeting and also instructed to be redeemed in connection the Extension Meeting will be automatically subject to redemption in connection with the consummation of the Business Combination, unless you withdraw such redemption request. However, if you only elect to redeem your public shares in connection with the Extension Meeting (and you did not previously submit such public shares for redemption in connection with the Business Combination Meeting), your public shares will not be redeemed if HSPT does not hold the Extension Meeting and does not implement the Extension Proposals.

No Change to Other Meeting Information

There is no change to the meeting time, the redemption deadline, the location, the record date, the purpose or any of the proposals to be acted upon at the Business Combination Meeting. The meeting time of the Business Combination Meeting remains at 9:00 a.m. Eastern Time, February 12, 2026, and the redemption deadline in connection with the Business Combination Meeting remains at 5:00 p.m. Eastern Time, February 10, 2026. The physical location of the Business Combination Meeting remains at the offices of Robinson & Cole LLP, 666 Third Avenue, 20th Floor, New York, NY 10017, and virtually via teleconference using the dial-in information: +1 813-308-9980 (Access Code: 173547). The record date for determining the Company’s shareholders entitled to receive notice of and to vote at the Business Combination Meeting remains the close of business on December 29, 2025 (the “Record Date”). Shareholders as of the Record Date can vote, even if they have subsequently sold their shares. Shareholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Shareholders who have not yet done so are encouraged to vote as soon as possible.

If you have questions regarding the certification of your position or delivery of your shares, please contact:

VStock Transfer, LLC
18 Lafayette Place, Woodmere,
New York 11598
Email: action@vstocktransfer.com
Attn: Action Team

The Company’s shareholders who have questions regarding the Business Combination Meeting, or would like to request documents may contact the Company’s proxy solicitor, Advantage Proxy, Inc., at (877) 870-8565, or banks and brokers can call (206) 870-8565, or by email at ksmith@advantageproxy.com.

Forward-Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of HSPT and SL BIO to consummate the proposed Business Combination as contemplated in the definitive proxy statement (as amended and supplemented, the “Definitive Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2026, and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in HSPT’s Annual Report on Form 10-K filed with the SEC on March 27, 2025 (the “Form 10-K”), HSPT’s final prospectus dated November 14, 2024 filed with the SEC (the “Final Prospectus”) related to its initial public offering, the Definitive Proxy Statement dated January 13, 2026 filed with the SEC and the amendments and supplements thereto in connection with the Business Combination, and in other documents filed by HSPT with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: SL Bio’s or the combined company’s limited operating history; the ability of SL Bio or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of SL Bio or the combined company; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by HSPT’s shareholders; the ability to meet stock exchange’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Definitive Proxy Statement and the amendments and supplements thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

SL Bio, PubCo (as defined below) and HSPT each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of SL Bio, PubCo or HSPT with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

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Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, SL Science Holding Limited, a Cayman Islands exempted company limited by shares (“PubCo”) has filed with the SEC the registration statement on Form F-4 (the “Registration Statement”), which includes the Definitive Proxy Statement containing information about the proposed Business Combination. The Registration Statement was declared effective on January 13, 2026, and the Definitive Proxy Statement is first being mailed to HSPT’s shareholders as of the Record Date established for voting on the proposed Business Combination on or about January 13, 2026.

In connection with the proposed Extension Proposals, HSPT has filed with the SEC the definitive proxy statement dated February 3, 2026 (the “Extension Proxy Statement”), and the Extension Proxy Statement is first being mailed to HSPT’s shareholders as of the Record Date established for voting on the proposed Extension Proposals on or about February 3, 2026.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT, THE EXTENSION PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of HSPT will also be able to obtain copies of the Definitive Proxy Statement without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, SL Bio, HSPT and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from HSPT’s shareholders with respect to the proposed Business Combination. Information regarding HSPT’s directors and executive officers is available in HSPT’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise are contained in the Definitive Proxy Statement.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

About Horizon Space Acquisition II Corp.

Horizon Space Acquisition II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.

Contact Information:

Michael Li
Chief Executive Officer
Horizon Space Acquisition II Corp.
(646)257-5537
mlee@horizonspace.cc

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